November 22, 2006

BY EDGAR

U.S. Securities and Exchange Commission Division of Investment Management 450 Fifth Street, N.W. Washington, DC 20549 Attention: Linda Stirling, Esquire

Re: Preliminary Proxy Statement on Schedule 14A for the following (collectively, the
“Funds”):
· Putnam High Income Securities Fund (File No. 811-05133)
· Putnam Master Intermediate Income Trust (File No. 811-05498)
· Putnam Premier Income Trust (File No. 811-05452)

Dear Ms. Stirling:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) on November 6, 2006 regarding the Funds’ Preliminary Proxy Statement filed on October 26, 2006.

For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Funds.

1. Comment: Please confirm that the Preliminary Proxy Statement contains the disclosures required, if any, by Items 407(d)(1), 407(d)(2) and 407(d)(3) of Regulation S-K.

Response: The Preliminary Proxy Statement includes the disclosures required by those Items.

2. Comment: Please provide the disclosure required by Item 9(e)(8) of Schedule 14A concerning pre-approval of certain services by the Funds’ Audit Committee.

Response: We will in the definitive proxy statement include a statement to the effect that the Funds’ Audit and Compliance Committee, in considering the pre-approval of services to be provided by a Fund’s outside auditor to the Fund’s investment manager or an affiliate, considers the compatibility of the auditor’s independence with the provision of such services.

U.S. Securities and Exchange Commission - 2 - November 22, 2006

I believe that this letter addresses the Commission Staff’s comments. Please also find attached as Appendix A certain representations by an officer of the Funds in connection with the Proxy Statement. Should you have any further questions, please do not hesitate to call me at (617) 760-8939. Thank you for your assistance.

Very truly yours,

James F. Clark Vice President and Counsel Putnam Investments

cc: George B. Raine, Ropes & Gray LLP

U.S. Securities and Exchange Commission - 3 - November 22, 2006

Appendix A

Re: Preliminary Proxy Statement (the “Proxy Statement”) on Schedule 14A for the
following (collectively, the “Funds”):
· Putnam High Income Securities Fund (File No. 811-05133)
· Putnam Master Intermediate Income Trust (File No. 811-05498)
· Putnam Premier Income Trust (File No. 811-05452)

Reference is made to the Proxy Statement and to the attached letter from an officer of Putnam Investments. As requested, we acknowledge the following: (i) the comments of the Commission’s Staff with respect to the filing, and this response, do not foreclose the Commission or its Staff from taking any action with respect to the filing; (ii) should the Commission or its Staff not take any action with respect to the filing, it does not relieve a Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) should the Commission or its Staff not take any action with respect to the filing, the Fund may not assert this as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Very truly yours,

Charles A. Ruys de Perez Vice President and Chief Compliance Officer The Putnam Funds November 22, 2006